SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 16, 2005

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO –SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL

We hereby inform the Shareholders that, in a meeting held on December 15, 2005, the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP approved the Full Executive Board proposal, after hearing the Fiscal Council, pursuant to paragraph 2 of Article 38 of its Bylaws, the declaration of payment of dividends in the form of Interest on Own Capital, referring to the fourth quarter of 2005 to the shareholders on the reference date of December 28, 2005.

I – AMOUNT, DATE AND CREDIT AND PAYMENT TERMS

The Dividends as Interest on Own Capital, totaling one hundred and fifty-eight million, sixty-one thousand, six hundred and fifty-six reais and ninety-four cents (R$158,061,656.94) corresponding to R$5.55 (five reais and fifty-five cents) per thousand common shares will be paid no later than sixty (60) days after the 2006 Annual Shareholders' Meeting.

II – WITHHOLDING INCOME TAX

Income tax shall be withheld from payment of dividends as interest on own capital, pursuant to the laws in force, except for the immune or exempt shareholders proving such condition until March 31, 2006, and corresponding documents shall be sent to the Company's headquarters located at Rua Costa Carvalho, 300 – Sala 265 – São Paulo – SP – CEP 05429-900, in attention to the Superintendência de Captação de Recursos e Relações com Investidores - FI.

Referring to the entities of Supplementary Private Pension, Insurance Companies and Fapi, such proof shall occur by means of Declaration, a model of which is available at the Investors Area, in the item Information to Shareholders on the website www.sabesp.com.br.

III – ATTRIBUTION TO DIVIDENDS

Said Interest on Own Capital will be declared and computed in the calculation of the mandatory minimum dividends, as provided in Article 38, Paragraph 2 of the Company’s Bylaws and in Paragraph 7 of the Article 9 of the Law 9249/95.

IV – INSTRUCTIONS FOR THE CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

The shareholders will have their credits available on the initial date of payment of such right, as set forth in above item I, in accordance with their checking account and domicile provided to Banco Itaú S.A.;

To shareholders whose registry information does neither include their Individual/Corporate Taxpayer’s Identification Number (CPF/CNPJ) nor completion of banking instructions (bank, branch and account number), the interest will be credited, pursuant to item I above, as of the third business day counted from the date of registry update in Banco Itaú S.A.’s electronic files. This update may be carried out either at any of its branches or by mail sent to Banco Itaú S.A - Diretoria Serviços para o Mercado de Capitais – Unidade de Ações e Debêntures at Avenida Engenheiro Armando de Arruda Pereira, 707, 9º andar - Jabaquara – CEP: 04344-902 – São Paulo – SP.

V – RECORD DATE

The shares now are traded ex-interest from December 29, 2005.

VI – Further information may be obtained at any of Banco Itaú S.A.’s branches, which are specialized in assisting shareholders, during banking hours.

São Paulo, December 15, 2005.

Rui de Britto Álvares Affonso
Economic-Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 22, 2005

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.